UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41921

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Joint Stock Company Kaspi.kz

(Translation of registrant’s name into English)

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154A Nauryzbai Batyr Street
Almaty, Kazakhstan
050013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On February 26, 2024, Joint Stock Kaspi.kz (the “Company”) issued a press release titled “Kaspi.kz 4Q & FY 2023 Financial Results,” furnished as Exhibit 99.1 herewith, and a press release announcing its upcoming voluntary delisting from the London Stock Exchange, furnished as Exhibit 99.2 herewith. Exhibit 99.1 also contains frequently asked questions for investors relating to the London Stock Exchange delisting. Finally, the Company published the notice of its 2024 annual general meeting of shareholders, furnished as Exhibit 99.3 herewith.

The IFRS financial statements tables and the section “Cancellation of London Stock Exchange Listing of ADSs and Rule 144A GDRs – Frequently Asked Questions” in Exhibit 99.1, as well as all of Exhibit 99.3, are incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276609).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Joint Stock Company Kaspi.kz

February 26, 2024	By:	/s/ Tengiz Mosidze
Name: Tengiz Mosidze Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

No.	Description
99.1	Press release titled “Kaspi.kz 4Q & FY 2023 Financial Results.”
99.2	Press release titled “Joint Stock Company Kaspi.kz Notice of Cancellation of Listing of ADSs and Rule 144A GDRs.”
99.3	Notice of Annual General Meeting of Shareholders of Kaspi.kz